UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August 2016

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Commission File Number: 001-36563

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Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

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6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven),
Grand Duchy of Luxembourg
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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On August 18, 2016, Orion Engineered Carbons S.A. (the “Company”) issued a press release concerning the closure of its carbon black plant in France, a copy of which is attached as Exhibit 99.1 hereto and is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-209963).

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.

By:	/s/ Charles Herlinger
	Name:	Charles Herlinger

	Title:	Chief Financial Officer
Date: August 18, 2016

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Orion Engineered Carbons S.A. dated August 18, 2016.